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                              July 12, 2022

       Chaowei Yan
       Chief Financial Officer
       Intchains Group Ltd
       c/o 9/F, A Block, No.333 Haiyang No.1 Road
       Lingang Science and Technology Park
       Pudong New Area, Shanghai, 201306
       the People   s Republic of China

                                                        Re: Intchains Group Ltd
                                                            Amendment No. 1 to
Registration Statement on Form F-1
                                                            Filed July 5, 2022
                                                            File No. 333-265756

       Dear Mr. Yan:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 28, 2022 letter.

       Form F-1/A filed July 5, 2022

       Prospectus Summary
       Recent Developments, page 9

   1. We note your updated disclosures on pages 9 and 10 in response to prior comment 4.
                                                        Please expand your
disclosures to also discuss the recent market trends in the prices of alternative
cryptocurrencies and its impact on the sales of your products and your revenues, similar to
the discussion you included after the table on page 78.
 Chaowei Yan
FirstName  LastNameChaowei  Yan
Intchains Group Ltd
Comapany
July       NameIntchains Group Ltd
     12, 2022
July 12,
Page  2 2022 Page 2
FirstName LastName
Exhibit Index, page II-4

2.       Please revise to include a currently dated auditor   s consent.

       You may contact SiSi Cheng at (202) 5004 or Martin James at (202) 551-3671 if you
have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker at (202) 551-4985 or Sergio Chinos at (202) 551-7844 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Manufacturing